OMB APPROVAL OMB Number: 3235-0145 Expires: February 28. 2009 Estimated average burden hours per response 15
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13 D
Under the Securities Exchange Act of 1934
(Amendment No. )*

SOVEREIGN BANCORP, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

845905108

(CUSIP Number)

Gonzalo de las Heras
Banco Santander Central Hispano, S.A.
c/o Banco Santander Central Hispano, S.A., New York Branch
45 East 53rd Street
New York, NY 10022
(212) 350-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander Central Hispano, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,705,123
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 89,982,123
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,982,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

   Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, no par value per share (the “Shares”), of Sovereign Bancorp, Inc., a Pennsylvania corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1500 Market Street, Philadelphia, Pennsylvania 19102.

   Item 2. Identity and Background.

     The name of the person filing this statement is Banco Santander Central Hispano, S.A., a Spanish sociedad anonima (“Santander”).

     The address of the principal business and the principal office of Santander is Ciudad Grupo Santander, Avda. de Cantabria, s/n-28660, Boadilla del Monte (Madrid) , Spain. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Santander is set forth on Schedule A hereto.

     Santander is the largest bank in the euro zone and the fourth largest in Europe by market capitalization. Founded in 1857, Santander has more than 129,000 employees, 66 million customers and 10,200 offices in 40 countries. It is the largest financial group in Spain and Latin America, and has significant market positions elsewhere in Europe, including the United Kingdom, through its Abbey subsidiary and Portugal, where it is the third largest bank. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.

     During the last five years, none of Santander, and to Santander’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the Investment Agreement, dated as of October 24, 2005, between Santander and the Issuer attached hereto as Exhibit 1, as amended by the Amendment to Investment Agreement, dated as of November 22, 2005, and attached hereto as Exhibit 3 and by the Second Amendment to Investment Agreement, dated as of May 31, 2006, and attached hereto as Exhibit 4 (as so amended, the “Investment Agreement”), Santander purchased 88,705,123 Shares from the Issuer on May 31, 2006, constituting 19.8% of the outstanding Shares on such date after giving effect to such purchase. The purchase price per share was $27, for an aggregate purchase price of approximately $2.395 billion.

     Following such purchase, Santander has purchased an additional 1,277,000 Shares in the open market for an aggregate purchase price of approximately $28.59 million, as more fully described in Schedule B hereto.

      All such purchases were funded through internally generated funds.

   Item 4. Purpose of Transaction.

     The Issuer used the proceeds of the sale of the Shares at the closing, along with other funds, to acquire Independence Community Bank Corp. pursuant to an Agreement and Plan of Merger by and among the Issuer, Iceland Acquisition Corp. and Independence Community Bank Corp., dated as of October 24, 2005.

     The Shares to which this statement relates have been acquired by Santander with the purpose of investment. Santander has agreed in the Investment Agreement to a number of restrictions on its actions, including with respect to its ability to acquire additional Shares and other securities of the Issuer, to dispose of the Shares and to make proposals to acquire the Issuer, each as further described in Item 6 below.

     Santander intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing (including in connection with its gross up rights under the Investment Agreement to maintain its ownership percentage as described in Item 6 below) or decreasing its investment in the Issuer or making a proposal to acquire the Issuer, in each case as permitted by the terms of the Investment Agreement and as further described in Item 6 below. As part of this ongoing review, Santander may in the future engage legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer.

     Subject to the terms and conditions set forth in the Investment Agreement, Santander intends to purchase additional Shares until it owns 24.99% of the outstanding Shares of the Issuer. Santander intends to purchase such Shares in the open market in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and in reliance on Rule 10b5-1 promulgated thereunder. Any Shares Santander may acquire in the Issuer in excess of 19.99% of the outstanding Shares will be deposited with a trustee pursuant to a Voting Trust Agreement, dated as of May 31, 2006, by and among Santander, the Issuer and the Bank of New York, as trustee, attached hereto as Exhibit 5 (the “Voting Trust Agreement”), which is further described in Item 6 below.

     Except as set forth in this statement, Santander has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) Santander beneficially owns 89,982,123 Shares, which represent 20.09% of the outstanding Shares of the Issuer. This amount does not include any Shares borrowed or lent in the ordinary course of business by Santander’s UK affiliate in connection with its financing of S&P 500 equity baskets, of which Santander disclaims beneficial ownership. Except as set forth in this Item 5(a), none of Santander, and, to its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

     (b) Santander has sole power to vote and to dispose of 88,705,123 Shares. Santander does not have the power to vote any Shares it purchases in excess of 19.99% of the outstanding Shares of the Issuer until the conditions to the release of the Shares deposited with the trustee are met under the terms of the Voting Trust Agreement, as more fully described in Item 6 below. Because 1,277,000 Shares have been deposited with the trustee, Santander does not currently have the power to vote such Shares, but does have sole power to dispose of such Shares. The trustee must vote such 1,277,000 Shares in the same proportion as the Shares held by the Issuer’s shareholders other than Santander and its affiliates are voted.

     (c) No transactions in the Shares have been effected during the past sixty days other than as described in Items 3 and 5 and Exhibit B hereto.

     (d) To the knowledge of Santander, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such 89,982,123 Shares, except that the trustee under the Voting Trust Agreement will receive on behalf of Santander any dividends consisting of voting securities on the 1,277,000 Shares deposited with the trustee.

      (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The following is a summary of certain terms of the Investment Agreement, the Registration Rights Agreement, dated as of October 24, 2005, between Santander and the Issuer (the “Registration Rights Agreement”) and the Voting Trust Agreement. This summary is qualified in its entirety by reference to the copy of such agreements attached hereto as Exhibits 1, 2, 3, 4 and 5 and incorporated herein by reference.

      Additional Share Purchases and the Voting Trust Agreement

     In addition to the Shares purchased at the closing, Santander is permitted under the standstill provisions of the Investment Agreement to purchase additional Shares after the closing in order to increase its ownership percentage to 24.99% of the Issuer’s outstanding common stock. Santander also has the right to purchase additional Shares or participating preferred stock of the Issuer upon the issuance of such Shares or participating preferred stock by the Issuer, or upon the conversion of convertible securities into Shares, to the extent necessary to maintain Santander’s ownership percentage in Issuer (the “Gross-up Rights”).

     Shares purchased by Santander in excess of 19.99% of the Issuer’s outstanding Shares must in the first instance be held by an unaffiliated trustee in a voting trust pursuant to the Voting Trust Agreement. Under the Voting Trust Agreement, although Santander is entitled to receive distributions (other than distributions of voting securities) on the Shares, the trustee must vote the Shares in the same proportion as the Shares held by the Issuer’s shareholders other than Santander and its affiliates are voted. Although Santander has the right to direct the trustee to transfer the Shares held in the voting trust, any transfers are subject to the transfer restrictions contained in the Investment Agreement, which are summarized below. Shares held in the voting trust may not be released to Santander unless the conditions set forth in the Voting Trust Agreement for such release are met. Such conditions include the Issuer’s shareholders approving the opting out of the Issuer from Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law (Pennsylvania’s control transaction statute), and, in the case of any Shares held in the voting trust that were treasury shares, the Issuer’s shareholders approving or ratifying their issuance to Santander and Santander’s voting rights with respect thereto.

      General Standstill Restrictions

     Except as otherwise permitted by the Investment Agreement (including in accordance with the procedures described below during the standstill periods) and subject to customary exceptions, from the date of the Investment Agreement until the earlier of: (i) the fifth anniversary of the Closing; (ii) the rejection by the Issuer of a proposal by Santander to acquire the Issuer that is made in compliance with the restrictions set forth in, and that the Issuer is required to accept under the terms of, the Investment Agreement; (iii) the Issuer’s consummation of an acquisition proposal made by a third party (other than Santander); or (iv) the breach of certain covenants of the Investment Agreement by the Issuer (the “Standstill Termination Date”), Santander cannot:

     • acquire additional voting securities of the Issuer except as specifically provided for in the Investment Agreement (such as in connection with its right to increase its ownership percentage to 24.99% or its Gross-up Rights);

      • make an acquisition proposal to the Issuer; or

     • engage in the solicitation of proxies with respect to the Issuer or participate in any group engaging in any such proxy solicitation.

     In addition, from the Standstill Termination Date until Santander owns less than 10% of the outstanding Shares and has no representative on the board of directors of the Issuer, Santander will not take any “hostile action” (e.g., make an unsolicited acquisition proposal or acquire the Issuer securities without the consent of the Issuer’s board of directors, or engage in or participate in a proxy solicitation against an action of the Issuer’s board of directors).

      General Non-Solicitation Restrictions

     From the closing on May 31, 2006 to the earlier of (i) the Standstill Termination Date or (ii) such time as Santander and its affiliates hold less than 19.8% of the Issuer’s outstanding common stock, the Issuer may not solicit, respond to or accept a third party proposal to acquire the Issuer or grant to any third party any waiver or release under any of its anti-takeover defensive measures except as permitted by the Investment Agreement (including in accordance with the procedures described below during the standstill periods).

      First Standstill Period Procedures

     From the closing through the second anniversary of the closing, the Investment Agreement provides, among other things, that:

      • Santander may not make an acquisition proposal to the Issuer, unless invited by the Issuer to do so.

     • The Issuer may solicit Santander to make an acquisition proposal, which proposal may be subject to any conditions specified by the Issuer.

      • The Issuer may not solicit acquisition proposals from any third party.

     • The Issuer can respond to unsolicited proposals from third parties, but Santander would then have a right of first negotiation for 30 days and a right to match any third party proposal, and if the Issuer enters into an acquisition agreement with a third party or removes or waives any anti-takeover defensive measure, the restrictions imposed on Santander with respect to the sale of the Shares would then terminate.

     • If the Issuer accepts a Santander acquisition proposal, (i) the Issuer will sign an exclusive acquisition agreement with Santander (i.e., the Issuer’s board of directors will not be allowed to solicit third parties’ offers or entertain any unsolicited offers from third parties with respect to such proposed agreement); (ii) the Issuer’s board of directors will vote to approve the exclusive acquisition agreement; and (iii) the Issuer’s board of directors will convene a shareholders meeting and, subject to its fiduciaries duties, will recommend that the shareholders approve the agreement. The affirmative vote of the holders of the majority of the Issuer’s common stock not held by Santander and its affiliates will be required to approve the acquisition agreement.

     • Subject to Santander’s right of first negotiation and Santander’s right to match any third party proposal, if the third party proposal is higher than Santander’s offer, the Issuer may accept the third party proposal; the transaction would be submitted to the Issuer’s shareholders, and Santander would be obligated to vote its Shares for and against the proposal in the same proportion as the remaining shareholders of the Issuer vote with respect to such proposal.

      Second Standstill Period Procedures

     From the second anniversary of the closing until the third anniversary of the closing, the Investment Agreement provides, among other things, that:

      • Santander may make an acquisition proposal to acquire the Issuer at any price greater than $40 per share.

     • If Santander makes such a proposal, the Issuer and Santander are each obligated to enter into exclusive negotiations for a period of 30 days.

     • If the parties are unable to agree on the terms of the Santander proposal, the Issuer will engage in either a market check process involving the solicitation of firm third party offers or in an appraisal process involving the valuation of the Issuer by investment banks or other appraisers.

     • If Santander agrees to pay the higher of $40 and the price resulting from the appraisal process or the market check process, as the case may be, or if the parties otherwise agree on the terms of a Santander acquisition proposal, (i) the Issuer will sign an exclusive acquisition agreement with Santander; (ii) the Issuer’s board of directors will vote to approve the exclusive acquisition agreement; and (iii) the Issuer’s board of directors will convene a shareholders meeting and, subject to its fiduciaries duties, will recommend that shareholders approve the agreement. The affirmative vote of the holders of the majority of the Issuer’s common stock not held by Santander and its affiliates will be required to approve the acquisition agreement.

     • If the Issuer receives an unsolicited acquisition proposal from a third party, Santander has a right of first negotiation for 30 days and, if Santander makes an offer that is greater than $40 per share, the Issuer would be obligated to complete the process described above (e.g., negotiate with Santander, and if an agreement is not reached, perform an appraisal process or market check process). If Santander does not make such an offer, or does not agree to pay the higher of $40 per share and the price resulting from the appraisal process or the market check process, as the case may be, and subject to a last look right to match the third party offer, the Issuer would be free to accept the third party offer and, if it does, Santander would be obligated to vote its Shares at any shareholders’ meeting held to approve such third party offer in the same proportion as the Issuer’s other shareholders vote. The Issuer is not be permitted in any case to accept an unsolicited offer from a third party at a price per share of $40 or less.

      Third Standstill Period Procedures

     From the third anniversary of the Closing until the fifth anniversary of the Closing, the Investment Agreement provides, among other things, that:

     • Santander can make an offer to acquire the Issuer at any price, but the Issuer can defer any negotiations with Santander once for a period of up to 270 days.

     • The Issuer can invite Santander to make a proposal, but Santander can defer any negotiations for a period of up to 270 days.

     • Upon the receipt of an acquisition proposal from Santander, the Issuer and Santander will negotiate exclusively (either immediately or after any deferral period) for a period of up to 90 days.

     • If the parties are unable to agree on the terms of a Santander proposal, the Issuer will engage in either the market check process or the appraisal process described above in “Second Standstill Period Procedures.”

     • If Santander agrees to pay the price resulting from the appraisal process or the market check process, as the case may be, or if the parties otherwise agree on the terms of Santander’s acquisition proposal, (i) the Issuer will sign an exclusive acquisition agreement with Santander; (ii) the Issuer’s board of directors will vote to approve the exclusive acquisition agreement; and (iii) the Issuer’s board of directors will convene a shareholders meeting and, subject to its fiduciaries duties, will recommend that shareholders approve the agreement. The affirmative vote of the holders of a majority of the Issuer’s common stock not held by Santander and its affiliates will be required to approve the acquisition agreement.

     • If the Issuer receives an unsolicited acquisition proposal from a third party, Santander has a right of first negotiation for 30 days, and if it makes an offer, the Issuer would be obligated to complete the process described above (e.g., negotiate with Santander, and if an agreement is not reached, perform an appraisal process or market check process). If Santander does not make such an offer, or does not agree to pay the price resulting from the appraisal process or the market check process, as the case may be, and subject to a last look right to match the third party offer, the Issuer would be free to accept the third party offer and, if it does, Santander would be obligated to vote its Shares at any shareholders’ meeting held to approve such third party offer in the same proportion as the Issuer’s other shareholders vote.

     • If the Issuer invites Santander to make an acquisition proposal but Santander does not do so (either within ten business days of such invitation or within ten business days of the expiration of its 270 day deferral period), the Issuer may solicit acquisition proposals from third parties.

      Transfer Restrictions

     From the Closing until the earlier of: (i) the fifth anniversary of the Closing, (ii) the rejection by the Issuer of a proposal by Santander to acquire the Issuer that Santander is permitted to make, and that the Issuer is required to accept, in each case under the terms of the Investment Agreement, (iii) the Issuer’s acceptance of an acquisition proposal from a third party (other than Santander), or (iv) the breach of certain covenants of the Investment Agreement by the Issuer (the earlier of such dates, the “Sale Restriction Termination Date”), Santander may not sell or transfer any Shares except (a) in connection with a merger, consolidation, reorganization, recapitalization, tender offer, exchange offer or similar transaction approved by a majority of the members of the Issuer’s board of directors that are not affiliated with Santander, (b) to an affiliate, or (c) pursuant to a bona fide pledge to a financial institution.

      After the Sale Restriction Termination Date, Santander shall have the right to:

      • transfer its Shares to an affiliate of Santander;

     • sell its Shares in a registered public offering (including in connection with the exercise of registration rights received from the Issuer under the Registration Rights Agreement), using its reasonable efforts not to materially disrupt the public market for the Issuer’s common stock and to minimize the possibility that any person who purchases such common stock shall become a holder of more than 5% of the Issuer’s outstanding common stock after such purchase;

     • subject to compliance with rule 144 under the Securities Act of 1933, as amended, and other applicable securities laws, sell its Shares in the public markets, on the same basis as described in the bullet point immediately above;

     • subject to a right of first offer and, in certain cases, to a right of last look of the Issuer, sell its Shares to any third party that is not a substantial competitor of the Issuer and whose name is not set forth on a list of five companies the Issuer may provide to Santander;

     • sell its Shares in connection with a merger, consolidation, reorganization, recapitalization, tender offer or other similar transaction approved by a majority of the members of the Issuer’s board of directors that are not affiliated with Santander;

      • pledge its Shares in connection with a bona fide pledge to a financial institution; or

      • otherwise transfer, sell or pledge its Shares with the prior written consent of the Issuer.

      First Purchase Right Granted to the Issuer by Santander

     During the term of the Investment Agreement and until Santander owns less than 15% of the outstanding Shares or consummates a full acquisition of the Issuer, whichever is earlier, Santander will give the Issuer a right of first purchase with respect to any business that has substantial operations in the area from Maine to North Carolina and certain adjacent states whose principal activities are (i) those of an FDIC-insured bank the principal business of which is deposit taking or branch-based commercial lending; and (ii) non-bank lending, mortgage brokerage, insurance agency or brokerage activities, or asset or investment management and advice, if the value of the equity thereof is less than $300 million.

      Governance

     Upon the closing, the Issuer increased the size of its board of directors and the Issuer’s board elected Mr. Emilio Botin (Chairman of the Santander board of directors and the executive committee thereof) and Mr. Juan R. Inciarte (Santander’s Executive Vice President, Europe and Consumer Lending) to fill the vacancies created by this increase. As long as Santander owns between 19.8% and 24.9% of the Issuer’s outstanding Shares, the Issuer shall nominate and recommend for election such directors (or replacements designated by Santander) upon the expiration of their terms. Upon any increase of the size of the board, the board will elect such number of directors designated by Santander to maintain approximately Santander’s proportionate representation on the board. Mr. Inciarte has also been appointed to the Issuer’s compensation, nominating and executive board committees.

     As long as Santander owns less than 19.8% but more than 10% of the Issuer’s outstanding Shares, Santander’s board will continue to recommend for election one member of the board designated by Santander. If Santander holds more than 24.99% of the Issuer’s outstanding Shares, Santander will be entitled to board representation proportional to its ownership. In addition, the Issuer has agreed to appoint at least one of the directors designated by Santander to the board of directors of the Sovereign Bank.

     Upon the closing and until the earlier of (i) Santander owning less than 10% of the Issuer’s outstanding Shares or (ii) the Issuer breaching any of its obligations under the Investment Agreement, Santander has agreed to appoint the existing Chief Executive Officer of the Issuer to the board of directors of Santander (with any successor to the current Chief Executive Officer being required to be acceptable to Santander, in its sole discretion after good faith consideration, in order to sit on Santander’s board). Mr. Jay Sidhu, the Issuer’s current Chief Executive Officer, will be appointed to the board of directors of Santander on June 17, 2006, subject to the approval of Santander’s shareholders.

     From the closing until the Standstill Termination Date, Santander’s approval is required for the expansion in the size of the board of directors of the Issuer to more than 12 directors and any amendments to the Issuer’s by-laws proposed by the Issuer’s board of directors that would adversely affect Santander’s rights under the Investment Agreement.

     The Issuer has also agreed that following the closing and until the earlier of (a) the termination of the Investment Agreement, (b) the date on which Santander owns less than 10% of the Issuer, and (c) a change in control of the Issuer, it will appoint at least one of Santander’s employees to at least one position with direct reporting to the department head within each of the Issuer’s financial control department, internal audit department and risk management department. Santander has granted the Issuer reciprocal rights.

      Termination Rights

     The Investment Agreement may be terminated after the closing by either party upon mutual agreement or upon the material breach by the other party of its obligations. The Investment Agreement may also be terminated by Santander if any third party acquires more than 10% of the Issuer’s outstanding Shares, the Issuer enters into or announces an intention to enter into an acquisition agreement with a third party or grants any waiver or release to a third party in connection with an acquisition agreement, or upon a change in control of the board of Issuer. Finally, the Investment Agreement may be terminated by the Issuer upon a change in control of Santander or its consummation of an acquisition proposal with a third party.

      Registration Rights

     Under the Registration Rights Agreement, which became effective upon the closing, Santander has the right to require the Issuer to register its Shares for sale to the public under the Securities Act of 1933, as amended. In addition, Santander has certain rights to participate in registrations by the Issuer of its equity securities. The Issuer has agreed to pay the registration expenses on behalf of Santander.

     Except for the Investment Agreement, the Registration Rights Agreement and the Voting Trust Agreement described above, to the knowledge of Santander, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Investment Agreement, dated as of October 24, 2005, between Santander and the Issuer

      Exhibit 2: Registration Rights Agreement, dated as of October 24, 2005, between Santander and the Issuer

     Exhibit 3: Amendment to Investment Agreement, dated as of November 22, 2005, between Santander and the Issuer

     Exhibit 4: Second Amendment to Investment Agreement, dated as of May 31, 2006, between Santander and the Issuer

     Exhibit 5: Voting Trust Agreement, dated as of May 31, 2006, by and among Santander, the Issuer and The Bank of New York

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2006

Date

/s/ Gonzalo de las Heras

Signature

Gonzalo de las Heras - Director General

(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SANTANDER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Santander are set forth below. If no business address is given the director’s or officer’s business address is the address specified in Item 2 as the principal business address of Santander. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Santander. All of the directors and officers are citizens of Spain except for Assicurazioni Generali, S.p.A. (Italy), Lord Burns (United Kingdom), Antonio H. Osorio (Portugal) and Mr. Adolfo Lagos (Mexico).

Names and Business Addresses of Executive	Present Principal Occupation and Name of Employer
Officers and Directors

Directors

Emilio Botín	Chairman of the Board of Directors and of the Executive
Committee
Fernando de Asúa	First Vice Chairman
Alfredo Sáenz	Second Vice Chairman of the Board of Directors and Chief
Executive Officer
Matías R. Inciarte	Third Vice Chairman of the Board of Directors and Chairman
of the Risk Committee
Manuel Soto	Fourth Vice Chairman
Assicurazioni Generali, S.p.A. (*)	Not applicable (1)
Antonio Basagoiti	Director
Ana P. Botín (*)	Chairwoman, Banco Español de Crédito, S.A.
Javier Botín (*)	Executive Director, M&B Capital Advisers, Sociedad de
Valores, S.A.
Lord Burns (*)	Chairman, Abbey National plc
Guillermo de la Dehesa (*)	Chairman, AVIVA Vida y Pensiones, S.A.
Rodrigo Echenique	Director
Antonio Escámez	Director
Francisco Luzón	Director, Executive Vice President, America
Abel Matutes (*)	Chairman, Grupo de Empresas Matutes
Mutua Madrileña Automovilista (*)	Not applicable (1)
Luis Ángel Rojo	Director
Luis Alberto Salazar-Simpson	Director

Executive Officers excluding Directors

José A. Alvarez	Executive Vice President, Financial Management
David Arce	Executive Vice President, Internal Auditing
Ignacio Benjumea	Executive Vice President, General Secretariat and of the Board
Teodoro Bragado	Executive Vice President, Risk
Juan Manuel Cendoya	Executive Vice President, Communication and Research
José María Espí	Executive Vice President, Risk
Enrique G. Candelas	Executive Vice President, Retail Banking
Francisco G. Roldán (*)	Chief Executive Officer, Abbey
Joan-David Grimà	Executive Vice President, Asset Management and Insurance
Juan Guitard	Executive Vice President, General Secretariat and of the Board
Gonzalo de las Heras (*)	Executive Vice President, Global Wholesale Banking
Antonio H. Osorio (*)	Executive Vice President, Portugal
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking

Pedro Mateache	Executive Vice President, Administration and Human
Resources
Serafín Méndez	Executive Vice President, Resources and Costs
Jorge Morán	Chief Operating Officer, Abbey
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Juan R. Inciarte	Executive Vice President, Europe and Consumer Lending
José Manuel Tejón	Executive Vice President, Financial Accounting
Jesús Mª Zabalza	Executive Vice President, America

(1) These two Directors of Santander are each insurance companies and thus have no occupation.

The business address of those persons marked with (*) is as follows:

•	Assicurazioni Generali, S.p.A.

Piazza Duca degli Abruzzi, 2 34132 Trieste, Italy

•	Ana P. Botín

Avda. Gran Vía de Hortaleza, 3 28043 Madrid Spain

•	Javier Botín

Plaza Manuel Gómez Moreno, 2 28020 Madrid Spain

•	Lord Burns

Waterside House, 35 North Wharf Road London W2 1NW, England, U.K.

•	Guillermo de la Dehesa

C/ Francisco Silvela, 106 28002 Madrid Spain

•	Abel Matutes

Avda. Bartolomé Roselló, 18 07800 Ibiza Spain

•	Mutua Madrileña Automovilista

Paseo de la Castellana, 33 28046 Madrid Spain

•	Francisco G. Roldán

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, England, U.K.

•	Gonzalo de las Heras

45 East 53rd Street New York, NY 10022

•	Antonio H. Osorio

Rua do Ouro, 88 1100 – 063 Lisbon Portugal

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER BY SANTANDER DURING LAST 60 DAYS

     All of the purchases of Shares set forth below were made by Santander Investment Securities Inc. on behalf of Santander.

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)

6/6/2006	6400	Open market	21.76
6/6/2006	2300	Open market	21.77
6/6/2006	1500	Open market	21.78
6/6/2006	8500	Open market	21.79
6/6/2006	8400	Open market	21.80
6/6/2006	4600	Open market	21.81
6/6/2006	8600	Open market	21.82
6/6/2006	11400	Open market	21.83
6/6/2006	3600	Open market	21.84
6/6/2006	4900	Open market	21.85
6/6/2006	1000	Open market	21.86
6/6/2006	5300	Open market	21.87
6/6/2006	2400	Open market	21.88
6/6/2006	18700	Open market	21.89
6/6/2006	33600	Open market	21.90
6/6/2006	9000	Open market	21.91
6/6/2006	2700	Open market	21.92
6/6/2006	5600	Open market	21.93
6/6/2006	9000	Open market	21.94
6/6/2006	11100	Open market	21.95
6/6/2006	2700	Open market	21.96
6/6/2006	200	Open market	21.97
6/6/2006	15500	Open market	22.00
6/7/2006	3100	Open market	22.02
6/7/2006	1400	Open market	22.11
6/7/2006	2700	Open market	22.12
6/7/2006	1800	Open market	22.13
6/7/2006	200	Open market	22.14
6/7/2006	300	Open market	22.17
6/7/2006	100	Open market	22.18
6/7/2006	1600	Open market	22.19
6/7/2006	2100	Open market	22.20
6/7/2006	9100	Open market	22.21
6/7/2006	12100	Open market	22.22

6/7/2006	7300	Open market	22.23
6/7/2006	2300	Open market	22.24
6/7/2006	8000	Open market	22.26
6/7/2006	21100	Open market	22.28
6/7/2006	1500	Open market	22.33
6/7/2006	400	Open market	22.34
6/7/2006	1500	Open market	22.35
6/7/2006	24200	Open market	22.42
6/7/2006	3400	Open market	22.43
6/7/2006	6600	Open market	22.44
6/7/2006	2500	Open market	22.45
6/7/2006	4400	Open market	22.46
6/7/2006	4500	Open market	22.47
6/7/2006	5400	Open market	22.48
6/7/2006	13600	Open market	22.49
6/7/2006	164700	Open market	22.50
6/7/2006	7900	Open market	22.51
6/7/2006	8400	Open market	22.52
6/7/2006	6600	Open market	22.53
6/7/2006	3600	Open market	22.54
6/7/2006	62400	Open market	22.55
6/7/2006	32700	Open market	22.56
6/7/2006	18200	Open market	22.57
6/7/2006	17100	Open market	22.58
6/7/2006	15400	Open market	22.59
6/7/2006	35800	Open market	22.60
6/7/2006	9200	Open market	22.61
6/7/2006	12500	Open market	22.62
6/7/2006	6000	Open market	22.63
6/7/2006	26800	Open market	22.64
6/7/2006	3700	Open market	22.65
6/7/2006	2500	Open market	22.67
6/7/2006	800	Open market	22.69
6/7/2006	24500	Open market	22.71
6/8/2006	1000	Open market	22.25
6/8/2006	53000	Open market	22.30
6/8/2006	3600	Open market	22.32
6/8/2006	900	Open market	22.33
6/8/2006	5400	Open market	22.34
6/8/2006	99600	Open market	22.35
6/8/2006	7200	Open market	22.36

6/8/2006	10400	Open market	22.37
6/8/2006	5600	Open market	22.38
6/8/2006	7900	Open market	22.39
6/8/2006	66900	Open market	22.40
6/8/2006	3100	Open market	22.41
6/8/2006	32400	Open market	22.42
6/8/2006	3400	Open market	22.43
6/8/2006	4600	Open market	22.44
6/8/2006	4900	Open market	22.45
6/8/2006	14900	Open market	22.46
6/8/2006	2700	Open market	22.47
6/8/2006	8000	Open market	22.48
6/8/2006	14700	Open market	22.49
6/8/2006	87900	Open market	22.50
6/8/2006	3000	Open market	22.51
6/8/2006	8100	Open market	22.52
6/8/2006	6600	Open market	22.53
6/8/2006	9300	Open market	22.54
6/8/2006	23000	Open market	22.55
6/8/2006	1900	Open market	22.56
6/8/2006	10000	Open market	22.60